================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)


                                   JACADA LTD
                                ----------------
                                (NAME OF ISSUER)


                       ORDINARY SHARES, NIS 0.01 PAR VALUE
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    M6184R101
                                    ---------
                                 (CUSIP NUMBER)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13(d)-1 (b)
[ ] Rule 13(d)-1 (c)
[X] Rule 13(d)-1 (d)





                        (Continued on following page(s))
                               (Page 1 of 5 Pages)

================================================================================





NY2:\883500\01\54497.0003

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                M6184R101                              13G                                            Page 2 of 5 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 GIDEON HOLLANDER
                          I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) / /
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                 ISRAELI
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                          1,189,988
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                                0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                     1,189,988
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                            0
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,189,988
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       6.8%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                IN
----------------------    -------------------------------------------------------------------------------------------------------

ITEM 1

         (a)      NAME OF ISSUER: Jacada Ltd.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           11 Galgalei Haplada Street
                           Herzliya, 46766
                           Israel

ITEM 2

         (a)      NAME OF PERSON FILING:

                           Gideon Hollander

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  FOR ALL REPORTING PERSONS:

                           5267 Meadow Creek Drive, Dunwoody, Georgia, 30338.

         (c)      CITIZENSHIP:

                           Israeli.

         (d)      TITLE OF CLASS OF SECURITIES:

                           Ordinary shares NIS 0.01 par value

         (e)      CUSIP NUMBER:

                           M6184R101

ITEM 3

                  Not applicable.

ITEM 4 OWNERSHIP.

         (a)      Amount Beneficially Owned:

                  See Item 9 of the Cover Pages attached hereto.

         (b)      Percent of Class:

                  See Item 11 of the Cover Pages attached hereto.

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote

                           See Item 5 of the Cover Pages attached hereto.

                  (ii)     Shared power to vote or to direct the vote

                           See Item 6 of the Cover Pages attached hereto and below.

                  (iii)    Sole power to dispose or to direct the disposition of

                           See Item 7 of the Cover Pages attached hereto.

                  (iv) Shared power to dispose or to direct the disposition of

                           See Item 8 of the Cover Pages attached hereto and below.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                           Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not applicable. See Item 4.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

ITEM 10 CERTIFICATION.

                           Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2000

                                                   /s/ Gideon Hollander
                                                   --------------------------
                                                   GIDEON HOLLANDER